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
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        FORM 4                        UNITED STATES SECURITIES AND EXCHANGE COMMISSION                -----------------------------
------------------------                           WASHINGTON, D.C. 20549                                 OMB APPROVAL
                                                                                                      -----------------------------

[ ]Check this box if                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  OMB Number:       3235-0287
   no longer subject       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    Expires:  December 31, 2001
   to Section 16.            Section 17(a) of the Public Utility Holding Company Act of 1935 or       Estimated average burden
   Form 4 or Form 5              Section 30(f) of the Investment Company Act of 1940                  hours per response:.......0.5
   obligations may
   continue.                                                                                          -----------------------------
   SEE Instruction 1(b)

   (Print or Type Response)
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1. Name and Address of Reporting       2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting
   Person*                                                                                  Person(s) to Issuer
     Kimberlin  Kevin        B.            The Immune Response Corporation
                                                                                            (Check all applicable)
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   (Last)      (First)      (Middle)   3. IRS or Social       4. Statement for           X   Director            X   10% Owner
                                          Security Number        Month/Year             ___                     ___
                                          of Reporting                                       Officer (give           Other specify
                                          Person                 February, 2002         ___  (title below)      ____ (below
                                          (Voluntary)

    535 Madison Avenue, 18th Floor
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               (Street)                                       5. If Amendment,           7.   Individual or Joint/Group
                                                                 Date of Original             Filing (Check Applicable Line)
                                                                 (Month/Year)
                                                                                          X   Form filed by One Reporting Person
                                                                                         ___
    New York, NY 10022                                                                        Form filed by More than One Reporting
                                                                                         ___  Person

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   (City)      (State)        (Zip)      TABLE 1 - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security                2. Trans-   3. Trans      4. Securities Acquired (A)  5. Amount of     6. Owner-  7. Nature
   (Instr. 3)                          action      action        or Disposed of (D)          Securities       ship-      of
                                       Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:      Indirect
                                                   (Instr. 8)                                Owned at         Direct     Beneficial
                                                                                             End of Month     (D) or     Owner-
                                                                                                              Indirect   ship
                                                ---------------------------------------                       (I)
                                       (Month/                        (A)
                                       Day/                           or
                                       Year      Code  V     Amount   (D)     Price       (Instr. 3 and 4) (Instr. 4)  (Instr. 4)
                                       --------------------------------------------------------------------------------------------


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Common Stock, par value $.0025 per share                                                    35,000             I      See Note (1)
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Common Stock, par value $.0025 per share                                                    16,000             I      See Note (2)
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Common Stock, par value $.0025 per share                                                   227,916             I      See Note (3)
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Common Stock, par value $.0025 per share                                    See Note (4) 1,794,871             I      See Note (4)
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1.  Held by the reporting person's spouse.
2.  Held in a retirement account for the benefit of the reporting person.
3.  Held by Kimberlin Family Partners L.P. a Colorado limited partnership, of which the reporting person is the general partner.
4.  The reported securities were included in Units, each of which included one share of the Inssuer's common stock and one warrant to purchase one share of the Issuer's common stock (which warrants have subsequently expired), purchased in 1997 for $7.80 per
    Unit by Kevin Kimberlin Partners, L.P., a Delaware limited partnership, of which the general partner is KKP Management LLC, a
    Nevada limited liability company, of which the reporting person is the managing member.
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   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                            SEC 1474 (3-99)
                                                                                                                 Page 1 of 3

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  FORM 4 (continued)        TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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

1.Title of    2.Conver-  3.Trans-   4.Trans- 5.Number of    6.Date Exer-   7.Title          8.Price  9.Number 10.Owner-  11.Nature
  Derivative    sion or    action     action   of Deriv-      cisable and    and              of       of        ship       of
  Security      Exercise   Date       Code     ative          Expiration     Amount           Deriv-   Deriv-    Form of    Indirect
  (Instr. 3)    Price of              (Instr.  Securities     date (Month/   of               ative    ative     Deriv-     Benefi-
                Deriva-    (Month/    8)       Acquired       Day/           Under-           Secur-   Secur-    ative      cial
                tive        Day/               (A) or Dis-    Year)          lying)           ity      ities     Secur-     Owner-
                Security    Year)              posed of (D)                  Securi-          Instr.   Benefi-   ity:       ship
                                               (Instr. 3,                    ties             5)       cially    Direct     (Instr.
                                               4 and 5)                      (Instr.                   owned     (D) or      4)
                                                                             3 and 4)                  at end    Indirect
                                                                                                       of        (I)
                                                                                                       month     (Instr.
                                                                                                                  4)
                                       ---------------------------------------------------------------------------------------------
                                                                                    Amount
                                                            Date    Expira-         or
                                                            Exer-   tion            Number
                                     Code   V  (A)   (D)    isable  Date     Title  of Shares
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Option to buy    $18.25     12/15/92   A                    Immed. 12/15/02  Common     25,000                     D
Common Stock                                                                 Stock
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Option to buy     $8.00      9/19/94   A                    Immed. 09/19/04  Common      6,250                     D
Common Stock                                                                 Stock
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Option to buy     $5.44      6/14/95   A                    Immed. 6/14/05   Common      6,250                     D
Common Stock                                                                 Stock
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Option to buy    $12.25      5/30/96   A                    Immed. 5/30/06   Common      6,250                     D
Common Stock                                                                 Stock
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Option to buy     $8.75      5/22/97   A                    Immed. 5/22/07   Common      6,250                     D
Common Stock                                                                 Stock
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Option to buy    $13.69      6/11/98   A                    Immed. 6/11/08   Common      6,250                     D
Common Stock                                                                 Stock
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Option to buy   $7.3125      5/25/99   A                    Immed. 5/25/09   Common      6,250                     D
Common Stock                                                                 Stock
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Option to buy  $5.78125      8/17/99   A                    Immed. 8/17/09   Common      4,719                     D
Common Stock                                                                 Stock
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Option to buy   $5.9380      5/25/00   A                    Immed. 5/25/10   Common      6,250                     D
Common Stock                                                                 Stock
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Option to buy   $3.9380     11/27/00   A                    Immed. 11/27/10  Common     29,367                     D
Common Stock                                                                 Stock
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Option to buy   $3.9380     11/14/01   A                    See    11/14/10  Common     70,638                     D
Common Stock                                                Note (5)         Stock
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Option to buy    $3.450      6/21/01   A                    6/22/02 6/21/11  Common      6,250         145,823     D
Common Stock                                                                 Stock
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Option to buy   $1.1536     11/9/01    P      1,733,703     Immed.           Common  1,733,703                     I     See Note
Common Stock                                                                 Stock                                       (6)
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Option to buy   $1.4420     11/9/01    P      1,733,703     Immed.  11/9/11  Common  1,733,703       3,467,406     I     See Note
Common Stock                                                                 Stock                                       (6)
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8% Convertible  $1.1655     02/14/02   P      1,716,001     Immed.           Common  1,716,001                     I     See Note
Debenture due                                                                Stock                                       (7)
2005
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Warrant to buy  $1.036      02/14/02   P      1,716,001     Immed.  02/14/12 Common  1,716,001       3,432,002     I     See Note
Common Stock                                                                 Stock                                       (7)
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8% Convertible   $0.54      05/03/02   P      9,276,437     Immed.           Common  9,276,437                     I     See Note
Debenture due                                                                Stock                                       (8)
2005
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Warrant to buy  $0.432      05/03/02   P      9,276,437     Immed.  05/03/12 Common  9,276,437      18,552,874     I     See Note
Common Stock                                                                 Stock                                       (8)
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Explanation of Responses:

(5)  An equal portion of the options to purchase 70,638 shares of the Issuer's common stock, which were granted to the reporting person on November 14, 2000, vest each day that the reporting person remains a member of the
     Issuer's board of directors, with the entire grant to become fully vested on January 1, 2003.

(6)  On November 9, 2001, Kevin Kimberlin Partners, L.P., a Delaware limited partnership, of which the general partner is KKP Management LLC, a Nevada limited liability company, of which the reporting person is the managing member, purchased (a) a promissory note initially convertible into 1,733,703 shares of the Issuer's common stock and (b) a warrant to purchase 1,733,703 shares of the Issuer's common stock.

(7)  On February 14, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a)
     a promissory note initially convertible into 1,716,001 shares of the Issuer's common stock and (b) a warrant to purchase 1,716,001 shares of the Issuer's common stock.

(8)  On May 3, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 9,276,437 shares of the Issuer's common stock and (b) a warrant to purchase 9,276,437 shares of the Issuer's common stock.

** Intentional misstatements or omissions of facts constitute      /s/ Kevin B. Kimberlin             June 10, 2002
   Federal Criminal Violations.                                ---------------------------------     ---------------
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                    **Signature of Reporting Person           Date


Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient,
       SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of
information contained in this form are not required to
respond unless the form displays a currently valid OMB Number.                                         Page 3 of 3
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